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SEC Mail Processing Section MAY 0 3 2018 Washington DC 406

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER 8-67566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Finance Securities INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24461 Ridge Route Drive, Suite A200
(No. and Street)

Laguna Hills	CA	92653
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Heydenrych 949-305-6710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company LLP
(Name – *if individual, state last, first, middle name*)

555 Anton Blvd., Ste 1000	Costa Mesa	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter M. Heydenrych, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Finance Securities, Inc., as of April 20, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY ANN LEVIN
COMM. #2123708
Notary Public - California
Orange County
My Comm. Expires Aug. 15, 2019

Signature

Chief Financial Officer/FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 20th day of April, 2018, by Peter M. Heydenrych ________________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KIMBERLY ANN LEVIN
COMM. #2123708
Notary Public - California
Orange County
My Comm. Expires Aug. 15, 2019
NR01

(Seal) Signature Kimberly A. Levin

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Corporate Finance Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Corporate Finance Securities, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule 1. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information included in Schedule 1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

We have served as the Company's auditor since 2011.

Costa Mesa, California
February 28, 2018 (except for Note 5 and Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, as to which the date is April 19, 2018)

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2017
Current assets:	
Cash and cash equivalents	$ 237,133
Other receivables	10,289
Commission receivable	42,200
Income tax receivable	2,458
Prepaid expenses and other	17,038
Total current assets	309,118
Deferred tax asset	2,285
	$ 311,403
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 84,354
Income tax payable	5,725
Deferred revenue	11,140
Total current liabilities	101,219
Commitments and contingencies	
Shareholders' equity:	
Series A convertible preferred stock, $0.01 par value; 15 shares authorized, no shares issued and outstanding	-
Series B convertible preferred stock, $0.01 par value; 15 shares authorized, 6 shares issued and outstanding (liquidation preference of $30,000)	-
Series C convertible preferred stock, $0.01 par value; 15 shares authorized, 4 shares issued and outstanding (liquidation preference of $12,000)	-
Series D convertible preferred stock, $0.01 par value; 15 shares authorized, 1 share issued and outstanding (liquidation preference of $4,500)	-
Common stock, no par value; 100,000 shares authorized, 11,000 shares issued and outstanding	8,750
Additional paid-in capital	42,500
Retained earnings	158,934
Total shareholders' equity	210,184
	$ 311,403

See accompanying notes to financial statements

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF INCOME

	For The Year Ended December 31, 2017
Revenues:	
Commissions	$ 6,913,524
Other	160,486
Total revenues	7,074,010
Expenses:	
Commissions	6,844,389
Other general and administrative	190,570
Total expenses	7,034,959
Income before benefit from income taxes	39,051
Provision for income taxes	13,552
Net income	$ 25,499

See accompanying notes to financial statements

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For The Year Ended December 31, 2017

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at January 1, 2017	-	$ -	7	$ -	4	$ -	1	$ -	12,000	$ 10,000	$ 46,500	$ 136,135	$ 192,635
Repurchase of preferred stock and common stock	-	-	(1)	-	-	-	-	-	(1,000)	(1,250)	(4,000)	-	(5,250)
Preferred stock dividends	-	-	-	-	-	-	-	-	-	-	-	(2,700)	(2,700)
Net income	-	-	-	-	-	-	-	-	-	-	-	25,499	25,499
Balance at December 31, 2017	-	$ -	6	$ -	4	$ -	1	$ -	11,000	$ 8,750	$ 42,500	$ 158,934	$ 210,184

See accompanying notes to financial statements

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2017

		For The Year Ended December 31, 2017
Cash flows from operating activities:		
Net income	$	25,499
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes		5,612
Changes in operating assets and liabilities:		
Other receivables		(1,993)
Commission receivable		(42,200)
Income tax receivable		2,400
Prepaid expenses and other		87,004
Accounts payable and accrued expenses		39,444
Deferred revenue		(80,535)
Income tax payable		3,082
Net cash provided by operating activities		38,313
Cash flows from financing activities:		
Preferred stock dividend		(2,700)
Repurchase of Series B convertible preferred stock and common stock		(5,250)
Net cash used in financing activities		(7,950)
Net change in cash and cash equivalents		30,363
Cash and cash equivalents at beginning of year		206,770
Cash and cash equivalents at end of year	$	237,133
Supplemental cash flow information -		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	9,195

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Corporate Finance Securities, Inc. (the "Company" or "CFS") was incorporated in Delaware on October 2, 2006.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company does not hold customer funds or safekeep customer securities. The Company does not maintain its own securities accounts or perform custodial functions related to the securities transactions. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Registration

The Company must register with state departments that govern compliance with securities laws for the states in which it does business. The Company generates commission income in the States of California, Georgia, Illinois, Kentucky, Maine, Minnesota, Ohio, and Texas. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in those states.

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

For the year ended December 31, 2017, four customers accounted for 84% of the Company's commissions revenue.

Significant Relationships and Agreements

The Company provides the following services through a network of Service Providers ("SP") who are experienced Merger and Acquisition professionals who are registered with FINRA through CFS and hold a valid FINRA license for the activities they are engaged.

1. Mergers and acquisitions advisory services
2. Corporate finance advisory services
3. Private placement advisory services
4. Real estate syndication advisory services
5. Oil and gas interests advisory services

The Company executes agreements with these SPs and provides services based on a Services Agreement ("Agreement") which contains rights and obligations for the two counterparties.

The Company provides FINRA registration services, referral program transaction opportunities, access to research data bases, training and consulting services and other related services. In addition, the SP has the right to use names and marks which are the intellectual property of the Company. The SPs are obligated to the Company to maintain the FINRA credentials, subscribe to Company research assets and maintain the office and operating policies in accordance with Company requirements. The SPs indemnify the Company from any actions arising from their misconduct.

The Company acts as the principal in all transactions and records revenue associated with these transactions and distribute commissions to the SPs based on individual transaction agreements.

The SPs are shareholders of the Company. Accordingly, they are related parties acting as agents for financial reporting purposes (see Note 3) and treated as independent contractors for income tax purposes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

Commissions are recorded during the period in which services are performed. Other revenues are related to administrative fees from registered representatives which are recorded when earned according to a predetermined fee schedule and are intended to provide for certain Company administrative costs.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realizability of the deferred tax asset. Actual results could differ from those estimates.

Income Taxes

The Company is a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on the Company's statement of financial condition at December 31, 2017.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company is subject to taxation in the U.S. and the States of California, Georgia, Illinois, Kentucky, Maine, Minnesota, Ohio, and Texas. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2013.

Dividend Policy

The Company records dividends on Series B, C, and D preferred stock when declared by the Board of Directors. In 2017 preferred dividends were paid out in the amount of $2,700.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements.

New Accounting Pronouncements

In 2017, the Financial Accounting Standards Board ("FASB") issued ASC 606, *Revenue from Contracts and Customers*, which will supersede nearly all existing revenue recognition guidance under the United States generally accepted accounting principles. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 31, 2017. The Company has evaluated the new standard and the adoption is not expected to have a significance impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE 2 – INCOME TAXES

For the year ended December 31, 2017, the provisions for income taxes consists of the following:

Federal:		
Current	$	(451)
Deferred		5,614
		5,163

NOTE 2 – INCOME TAXES, continued

California:	
Current	8,390
Deferred	(1)
	8,389
	$ 13,552

The accompanying statement of financial condition reflects a long-term deferred tax asset of $2,285 related to the Company's basis difference in intangible assets. Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 15 percent as a result of graduated tax rates and state income taxes.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Related Party Transactions

During the course of its business, the Company receives administrative fees from and pays commissions and general and administrative expenses to its shareholders and registered representatives.

Balances with related parties at December 31, 2017:

Assets:	
Other receivables	$ 4,693
Liabilities:	
Included in accounts payable and accrued expenses	$ 53,072

Transactions with related parties for the year ended December 31, 2017 are as follows:

Revenues:	
Other	$ 156,700
Expenses:	
Commissions	$ 6,844,389
Other general and administrative (including $16,200 for office rent)	130,985
Total expenses	$ 6,975,374

Substantially all cash flows from commission revenues is used to pay commissions expenses to SPs who are preferred and common shareholders (related parties). Accordingly, the

NOTE 3 – COMMITMENTS AND CONTINGENCIES, continued

accompanying financial statements may not be indicative of the financial position or results of operations had the Company operated without these relationships.

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its officers and directors to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

NOTE 4 – SHAREHOLDERS' EQUITY

Convertible Preferred Stock

Holders of the Company's shares of Series A convertible preferred stock have the following terms: a cumulative dividend of 8% (payable when and if declared), priority payment rights ahead of the Series B, C and D convertible preferred stock; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively. There are no outstanding shares of Series A convertible preferred stock as of December 31, 2017.

Holders of the Company's shares of Series B convertible preferred stock have the following terms: a cumulative dividend of 6% (payable when and if declared), effective April 1, 2010, priority payment rights behind the Series A but equal to the Series C and D; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively. During 2017, the Company repurchased from one of its shareholders 1 share of the Series B convertible preferred stock and 1,000 shares of common stock for total consideration of $5,250.

Holders of the Company's shares of Series C convertible preferred stock have the following terms: a cumulative dividend of 7.5% (payable when and if declared), effective April 1, 2010, priority payment rights behind the Series A but equal to the Series B and D; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation

NOTE 4 – SHAREHOLDERS' EQUITY, continued

and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

Holders of the Company's shares of Series D convertible preferred stock have the following terms: a cumulative dividend of 5% (payable when and if declared), priority payment rights equal to the Series B and C; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital.

In November, 2017, an affiliated party undertook to manage two small real estate escrows in the name of a separate entity. These two escrows were both completed and closed by January 2, 2018. Notwithstanding that the Company was not a party to these transactions, FINRA has given the Company notice that, as a result, it is now required to satisfy an increased net capital requirement of $250,000. The Company has reported a net capital deficiency to FINRA as of December 31, 2017, and has filed an amended Focus Report to reflect the increased net capital requirement as of that date.

The Company has informed FINRA that it does not wish to be a carrying broker-dealer and that, since January 2, 2018, it is not, directly or through any affiliates, holding any client funds. Regardless, in March 2018, the Company raised additional capital of $195,000 to satisfy the potentially needed net capital requirement of $250,000. The Company will continue to maintain at least $250,000 of net capital until such time FINRA agrees to allow the Company to maintain a minimum net capital balance of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater.

At December 31, 2017, under the most restrictive requirement, the Company had net capital of $176,923 which was $73,077 short of the minimum required net capital, for a carrying broker-dealer, of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1.

CORPORATE FINANCE SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2017

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total shareholders' equity from statement of financial condition	$ 210,184	$ 210,184	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	1,191	1,191	-
Other receivables	10,289	10,289	-
Income tax receivable	2,458	2,458	-
Prepaid expenses and other	17,038	17,038	-
Deferred tax asset	2,285	2,285	-
Total deductions and/or charges	33,261	33,261	-
Net capital	176,923	176,923	-
Minimum net capital required	250,000	250,000	-
Deficient net capital	$ ($73,077)	$ ($73,077)	$ -
Total aggregate indebtedness	$ 101,219	$ 101,219	$ -
Ratio of aggregate indebtedness to net capital	0.57 to 1	0.57 to 1	

See accompanying notes to financial statements

KMJ | Corbin & Company
Business Advisors Tax and Audit

Report of Independent Registered Public Accounting Firm

We have examined Corporate Finance Securities, Inc.'s (the "Company") statements included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2017; (2) the Company's internal control over compliance was not effective as of December 31, 2017; (3) the Company was not in compliance with 17 C.F.R. §§ 240.15c.3-1 and 240.15c3-3(e) as of December 31, 2017; and (4) the information used to state that the Company was not in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c.3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13 will be prevented or detected on a timely basis. Failure to comply with any of the above requirements subjects a $5,000 broker-dealer to a $250,000 minimum net capital requirement and nullifies its SEC Rule 15c3-3 exemption. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of December 31, 2017 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 17 C.F.R. 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, material weaknesses have been identified in the Company's internal control over compliance as of and during the fiscal year ended December 31, 2017 as follows: (1) the Company did not comply with the requirement to use a Qualified Escrow Agent, and (2) the Company did not comply with the net capital requirement for broker-dealers that carry customer accounts.

In our opinion, because of the material weaknesses referred to above, the Company's internal control over compliance was not effective as of and during the most recent fiscal year ended December 31, 2017. In our opinion, the Company's statements that the Company's internal control over compliance was not effective as of December 31, 2017; the Company did not comply with §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to state that the Company was not in compliance with §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records are fairly stated, in all material respects.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
April 19, 2018

Corporate Finance Securities Inc. Compliance Report

Corporate Finance Securities Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has not established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended December 31, 2017;

(3) The Company's Internal Control Over Compliance was not effective as of the end of the most recent fiscal year ended December 31, 2017;

(4) The Company was not in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2017; and

(5) The information the Company used to state that the Company was not in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

The material weaknesses were due to the fact that an entity controlled by David Sinyard, a registered representative of the firm, had agreed to be the escrow agent for two real estate capital raises that a client had undertaken. Funds were held in these escrow accounts from November 21, 2017 until January 2, 2018. The accounts were subsequently closed. As a result of this issue, the Company was considered to be a broker-dealer that carries customer accounts. As such, the Company did not comply with the following rules: (1) the Company did not comply with the requirement to use a Qualified Escrow Agent; and (2) the Company did not comply with the net capital requirement for a broker-dealer that carry customer accounts.

Corporate Finance Securities, Inc.

I, David Blair Sinyard, swear that, to my best knowledge and belief, this Compliance Report is true and correct.

By: David Blair Sinyard
Title: Chief Compliance Officer
April 19, 2018

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders of Corporate Finance Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Corporate Finance Securities, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting the following differences;

Item No.	Description	Per SIPC-7	Per KMJ	Difference
2a	Total revenues	$6,950,848	$7,074,010	$(123,162)

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting the following differences;

Item No.		Per SIPC-7 submitted		Recomputed by KMJ
2a	$	6,950,848	$	7,074,010
Total deductions		-		-
SIPC net operating revenues	$	6,950,848	$	7,074,010
General assessment	$	10,426	$	10,611
Less payment made with SIPC-6		(3,361)		(3,361)
Less prior overpayment applied		-		-
Less payment made with SIPC-7		(7,065)		(7,065)
Overpayment / (Underpayment)	$	-	$	(185)

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*****3029*********************MIXED AADC 220
67566 FINRA DEC
CORPORATE FINANCE SECURITIES INC
24461 RIDGE ROUTE DR STE A200
LAGUNA HILLS, CA 92653-1686

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Peter Heydenrych (949) 457-8990

2. A. General Assessment (item 2e from page 2) $ 10,426

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,361)

7/14/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,065

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,065

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Corporate Finance Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO/FinOp
(Title)

Dated the 15th day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,950,848

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 6,950,848

2e. General Assessment @ .0015 $ 10,426

(to page 1, line 2.A.)

CORPORATE FINANCE SECURITIES, INC.
SEC ID No. 8-67566

AMENDED
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2017

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.